Exhibit 12.3
Central Illinois Public Service Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2007	2006
Net income from continuing operations	$16,640	$37,372
Add- Taxes based on income	8,605	15,539
Net income before income taxes	25,245	52,911

Add- fixed charges:
Interest on long term debt	17,817	29,932
Estimated interest cost within rental expense	423	726
Amortization of net debt premium, discount, and expenses	593	1,025
Total fixed charges	18,833	31,683

Earnings available for fixed charges	44,078	84,594

Ratio of earnings to fixed charges	2.34	2.67

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,256	2,512
Adjustment to pre-tax basis	650	1,045
	1,906	3,557

Combined fixed charges and preferred stock dividend requirements	$20,739	$35,240

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.12	2.40